Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following communication was made available to employees of UIL Holdings Corporation on November 10, 2015

QUIKFAX

SOURCE: James Torgerson, President and CEO	Please Post

Tues, Nov. 10, 2015

Introducing AVANGRID!

Dear Fellow Employees,

Our efforts regarding the pending merger between UIL Holdings Corporation and Iberdrola USA, Inc. have reached another milestone. Subject to closing of the transaction, the newly listed U.S. holding company will be named AVANGRID, Inc., pronounced (Ah-von-grid), and the company’s stock will be traded on the New York Stock Exchange under the ticker symbol “AGR.” This information is now public and we wanted all employees to be aware of the name and its significance.

The elements of the name reflect a demonstrated commitment to providing quality service and solutions for our customers. Together, we hope that the AVANGRID companies will represent many things including superior service, innovation, and investment in the U.S. energy industry.

The AVANGRID logo will adopt the Iberdrola Group’s world-wide brand standards and reflect the importance of nature and natural resources to the group’s various businesses.

The announcement of the new U.S. holding company name is an exciting development. However, until the transaction closes we will continue to operate as UIL and separate from the Iberdrola Group. The AVANGRID name will not be adopted as part of our operations until the transaction is closed.

In the meantime, we are excited about the future and the opportunities that are to come. Our employees are critical to our success and to the service and reliability we provide our

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customers. You will continue to receive additional updates as the process continues and concludes, including what this means for you as an individual.

Thank you for your service and cooperation.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA filed with the SEC a registration statement on Form S-4, as amended containing a preliminary proxy statement of UIL and that will also constitute a prospectus of Iberdrola USA. UIL will mail the final proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

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Forward-looking statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus are included in the Registration Statement on Form S-4, as amended, filed with the Securities and Exchange Commission (SEC) in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, is set forth in the proxy statement/prospectus included in Iberdrola USA’s registration statement on Form S-4, as amended, filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

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